MINERCO RESOURCES INC.
7999 Rue Chouinard, LaSalle
Quebec, Canada H8N 2E5
514.461.1375

January 23, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Douglas Brown, Division of Corporate Finance

Dear Mr. Brown:

Re:       Minerco Resources, Inc.
Registration Statement on Form S-1
File No. 333-156059
Filed December 10, 2008

Minerco Resources Inc. (the “Company”) provides this letter in response to your communication on December 23, 2008 regarding the Company’s Registration Statement on Form S-1.

Security Ownership of Certain Beneficial Owners and Management, page 36

1.
We note that in your disclosure regarding selling shareholders on page 14, Mr. Raymond Li holds 41.6% of your shares of common stock before the offering and will hold 38% of your shares of common stock after the offering.  Revise your beneficial ownership table to include any person who is known to the registrant to be the beneficial owner of more than five percent of your voting securities.  See Item 403 of Regulation S-K.

Response: The Company has revised its beneficial ownership table as requested.  The table now appears as follows:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Common Share	Michael Too (1) 7999 Rue Chouinard LaSalle, Quebec Canada H8N 2E5	12,500,000 (2)	22.6
	All Officers and Directors as a Group	12,500,000	22.6
Common Share	Raymond Li 65 Gannett Drive Richmond Hill, Ontario Canada L4E 0G2	23,000,000	41.6

(1)	Michael Too is our President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer and sole director.

(2)
The 12,500,000 shares are owned by Wisdom Resources, Inc., a company controlled by Michael Too, our President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer and sole director.

Financial Statements

2.
We note that your financial statements are as of July 31, 2008.  Please provide financial statements as of a date that will be within 135 days of this registration statement’s date of effectiveness and update any corresponding disclosure in the filing.

Response: The Company has provided financial statements as of October 31, 2008 and updated any corresponding disclosure accordingly.

Please note that the Company has also amended the Registration Statement on Form S-1 to include the terms of an amendment agreement between the Company and Wisdom Resources, Inc. dated January 19, 2009, attached thereto as Exhibit 10.2.  This amendment agreement amends the terms of the acquisition agreement between the Company and Wisdom Resources, Inc. dated August 12, 2008, attached thereto as Exhibit 10.1.  The references to the amendment agree in the Registration Statement on Form S-1 contain the following language:

“On January 19, 2009 we entered into an agreement with Wisdom Resources, Inc. to amend the acquisition agreement. This amendment agreement changed the terms of the acquisition agreement to reflect the payment by Wisdom to us of $5,000 in cash and removed our obligation to pay Wisdom $5,000 in cash. The amendment agreement affirmed the acquisition agreement in all other respects, with the end result being that we issued Wisdom 12,500,000 shares of our common stock in exchange for the investment unit and $5,000 in cash.”

The Company also wishes to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement on Form S-1;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or comments.

Yours truly,

/s/ Michael Too
Michael Too
President & Chief Executive Officer